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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66335

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/08___ AND ENDING ___12/31/08___

                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Partners Financial Services LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   /

	FIRM I.D. NO.

4540 CALIFORNIA AVENUE, SUITE 530

(No. and Street)

BAKERSFIELD	CA	93309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

661-631-0103

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAMS BROWN PARSONS AND COMPANY

(Name – if individual, state last, first, middle name)

5558 CALIFORNIA AVE, SUITE 208	BAKERSFIELD	CA	93309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____KEN BILLINGSLEY_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___LIBERTY PARTNERS FINANCIAL SERVICES, LLC___ , as of ___DECEMBER 31___ , 20 08___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY PARTNERS
FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2008, 2007 and 2006

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Liberty Partners Financial Services, LLC
Bakersfield, California

We have audited the accompanying balance sheets of Liberty Partners Financial Services, LLC, as of December 31, 2008, 2007 and 2006, and the accompanying statements of income and members' equity, and cash flows for the years then ended, which you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Partners Financial Services, LLC as of December 31, 2008, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams Brown Parsons and Company

WILLIAMS BROWN PARSONS & COMPANY
ACCOUNTANCY CORPORATION

February 26, 2009

5558 California Avenue, Suite 208 ● Bakersfield, CA 93309-0711 ● (661) 633-9122 ● Fax (661) 633-2719
American Institute of Certified Public Accountants ● California Society of Certified Public Accountants
www.wbpandco.com

BALANCE SHEETS

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
BALANCE SHEETS
December 31

	2008	2007	2006
ASSETS			
CURRENT ASSETS:			
Cash	$ 283,507	$ 140,211	$ 188,793
Rent receivable	4,010	0	0
Broker receivable	233,032	340,309	160,026
Commission receivable	23,489	32,914	15,274
Loans to officers	48,825	48,825	46,575
Prepaid expenses	55,747	40,940	33,130
TOTAL CURRENT ASSETS	648,610	603,199	443,798
PROPERTY AND EQUIPMENT			
Computer equipment	6,458	3,620	3,620
Furniture and fixtures	9,045	1,200	0
	15,503	4,820	3,620
Less accumulated depreciation	4,050	2,018	1,094
	11,453	2,802	2,526
OTHER ASSET			
Deposits	12,974	12,974	12,974
TOTAL ASSETS	$ 673,037	618,975	$ 459,298

	2008	2007	2006
LIABILITIES AND MEMBERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable	$ 16,263	$ 3,078	$ 8,700
Accrued expenses payable	14,387	22,807	16,162
Commissions payable	275,649	384,286	284,025
Note payable - Broker	83,333	0	0
TOTAL CURRENT LIABILITIES	389,632	410,171	308,887
MEMBERS' EQUITY	283,405	208,804	150,411
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 673,037	$ 618,975	$ 459,298

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
STATEMENTS OF INCOME AND MEMBERS' EQUITY
Years Ended December 31

	2008	2007	2006
COMMISSION INCOME	$ 6,744,664	$ 6,374,094	$ 2,460,729
OPERATING EXPENSES:			
Commissions paid	5,006,926	5,008,896	1,848,098
Other	779,373	533,185	353,421
Regulatory fees	86,710	55,814	48,887
Office salaries	68,960	43,493	29,307
	5,941,969	5,641,388	2,279,713
INCOME FROM OPERATIONS	802,695	732,706	181,016
OTHER INCOME			
Interest Income	1,722	65,695	24,701
Loss on sale of investments	(49,463)	(4,494)	(15,670)
Rent Income	23,458	21,460	21,963
	(24,283)	82,661	30,994
NET INCOME BEFORE TAXES	778,412	815,367	212,010
INCOME TAXES	6,800	12,590	9,300
NET INCOME	771,612	802,777	202,710
MEMBERS' EQUITY AT BEGINNING OF YEAR	208,804	150,411	77,881
MEMBERS' WITHDRAWALS	(697,011)	(744,384)	(130,180)
MEMBERS' EQUITY AT END OF YEAR	$ 283,405	$ 208,804	$ 150,411

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
STATEMENTS OF CASH FLOWS
Year Ended December 31

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 771,612	$ 802,777	$ 202,710
Adjustments to reconcile net income to net cash used by operating activities:			
Depreciation	2,032	924	519
(Increase) Decrease in:			
Receivables	112,692	(197,923)	(154,815)
Prepaid expenses	(14,807)	(7,810)	(23,060)
(Decrease) Increase in:			
Accounts payable	13,185	(5,622)	5,674
Accrued expenses	(8,421)	6,645	8,909
Commissions payable	(108,637)	100,261	245,269
NET CASH PROVIDED BY OPERATING ACTIVITIES	767,656	699,252	285,206
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(10,682)	(1,200)	(2,051)
Loans to officer	0	(2,250)	(7,200)
NET CASH APPLIED TO INVESTING ACTIVITIES	(10,682)	(3,450)	(9,251)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Short term debt:			
Borrowings	100,000	0	0
Repayments	(16,667)	0	0
Members' withdrawals	(697,011)	(744,384)	(130,180)
NET CASH APPLIED TO FINANCING ACTIVITIES	(613,678)	(744,384)	(130,180)
NET INCREASE (DECREASE) IN CASH	143,296	(48,582)	145,775
CASH, BEGINNING OF YEAR	140,211	188,793	43,018
CASH, END OF YEAR	$ 283,507	$ 140,211	$ 188,793

See Accompanying Notes and Independent Auditors' Report

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2008, 2007 and 2006

NOTE A — SUMMARY OF ACCOUNTING POLICIES

This summary of accounting policies of Liberty Partners Financial Services, LLC is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Line of Business

Liberty Partners Financial Services, LLC is an independent registered broker-dealer and a member of the National Association of Securities Dealers.

Method of Accounting

These financial statements were prepared on the accrual basis; that is, sales are recognized when earned, and costs and expenses are charged against income as incurred whether paid or not.

Equipment, Depreciation, and Amortization

Equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. The following estimated useful lives have been used in the computation of depreciation and amortization:

	Years
Computer equipment	5
Furniture and fixtures	5

Advertising Costs

All advertising costs were expensed as incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A — SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Federal Income Taxes

Income from the limited liability is reported as a partnership for income tax purposes. Federal income taxes are not payable by or provided for the Company. Members are taxed individually on their share of the Company's earnings. State income is taxed to the Company based on its gross receipts and has been accrued for the year ending December 31, 2008.

NOTE B — NOTE PAYABLE - BROKER

The Company borrowed $100,000 from its broker, First Southwest Capital Investments, Inc. The note requires 12 monthly principal payments of $8,333 plus interest at 8.5%. The note is secured by company assets and guaranteed by Ken Billingsley, a 45.25% owner.

NOTE C — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $145,397, which was $119,424 in excess of its required net capital of $25,973.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934
December 31, 2008, 2007 and 2006

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
NET CAPITAL CALCULATION
December 31

	2008	2007	2006
TOTAL ASSETS	$ 673,037	$ 618,975	$ 459,298
TOTAL LIABILITIES	389,632	410,171	308,887
NET WORTH	283,405	208,804	150,411
ADJUSTMENTS			
(+/-) Fidelity Bonds	5,000	5,000	5,000
ADJUSTED NET WORTH	278,405	203,804	145,411
NON ALLOWABLE ASSETS:			
Accounts receivable	4,010	0	0
Computer equipment	6,457	3,620	3,620
Furniture and fixtures	9,045	1,200	0
Less accumulated depreciation	(4,050)	(2,018)	(1,094)
Loans to officers	48,825	48,825	46,575
Prepaid expenses	55,747	40,940	33,130
Deposits	12,974	12,974	12,974
	133,008	105,541	95,205
TENTATIVE NET CAPITAL	$ 145,397	$ 98,263	$ 50,206
MINIMUM NET CAPITAL REQUIREMENT:			
Aggregate indebtedness:			
Accounts payable	$ 16,263	$ 3,078	$ 8,700
Accrued expenses	14,387	22,807	16,162
Note payable - Broker	83,333	0	0
Commissions payable	275,649	384,286	284,025
Total Aggregate Indebtedness	$ 389,632	$ 410,171	$ 308,887
MINIMUM NET CAPITAL REQUIREMENT (6 $^{2/3}$% of Aggregate Indebtedness)	25,973	27,344	20,592
EXCESS NET CAPITAL	$ 119,424	$ 70,919	$ 29,614
PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	267.98%	417.42%	615.24%

See Accompanying Notes and Independent Auditors' Report.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
NET CAPITAL CALCULATION (CONTINUED)
December 31, 2008, 2007 and 2006

Reconciliation with Company's computation of Excess Net Capital Included in Part IIA of Form X-17A-5 as of December 31, 2008, 2007 and 2006:

	2008	2007	2006
EXCESS NET CAPITAL AS REPORTED IN FOCUS PART IIA	$ 88,690	$ 53,066	$ 39,618
ADJUSTMENTS TO NET INCOME:			
Accrued commission receivable	23,489	27,618	0
Accrued commission payable	0	14,111	0
Additional state tax expense	6,800	(11,740)	(4,400)
Accrued rent expense	0	0	(4,959)
Miscellaneous account adjustments	445	(12,136)	(645)
	30,734	17,853	(10,004)
EXCESS NET CAPITAL	$ 119,424	$ 70,919	$ 29,614

LIBERTY PARTNERS FINANCIAL SERVICES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECUTITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE
15c3-3
December 31, 2008

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(2) (ii) of the rule and does not hold customers' monies or securities.

WILLIAMS BROWN PARSONS & COMPANY Accountancy Corp.
Certified Public Accountants & Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Members of Liberty Partners Financial Services, LLC

In planning and performing our audit of the financial statements of Liberty Partners Financial Services, LLC, for the year ended December 31, 2008, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Liberty Partners Financial Services, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations on aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5558 California Avenue, Suite 208 ● Bakersfield, CA 93309-0711 ● (661) 633-9122 ● Fax (661) 633-2719
American Institute of Certified Public Accountants ● California Society of Certified Public Accountants
www.wbpandco.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the period ending December 31, 2008 and this report does not affect our report thereon dated February 26, 2009.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Williams Brown Parsons and Company

WILLIAMS BROWN PARSONS AND COMPANY
ACCOUNTANCY CORPORATION

February 26, 2009